UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-20747

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/24__ AND ENDING __09/30/25__
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cape Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1600 Pennsylvania Ave

(No. and Street)

McDonough	GA	30253
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philip Ciantro	646-226-9300	philip.ciantro@amglobepartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA

(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave Ste 13	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2004	1837
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, James Webb, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cape Securities Inc., as of 9/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALDEEN P ROBINSON NOTARY PUBLIC Henry County, GA

Signature: James Webb

Title: Chief Executive Officer

Aldeen P. Robinson

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cape Securities, Inc

Statement of Financial Condition

For the Year Ended September 30, 2025

With

Report of Independent Registered Public Accounting Firm

Contents
As of and for Year Ended September 30, 2025

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Cape Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cape Securities, Inc. as of September 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cape Securities, Inc. as of September 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cape Securities, Inc.'s management. Our responsibility is to express an opinion on Cape Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cape Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Cape Securities, Inc.'s auditor since 2024.

Maitland, Florida

January 14, 2026

Cape Securities, Inc

Statement of Financial Condition

30-Sep-25

ASSETS

Cash & cash equivalents	$	312,295
Clearing deposit		104,300
Commissions receivable		100,138
Due from clearing broker		15,728
Other receivable		45,000
Prepaid expenses and other assets		7,914
TOTAL ASSETS	$	585,375

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	7,284
Commissions payable		105,349
Reserve for litigation		50,000
Due to related party		195,684
TOTAL LIABILITIES		358,317

STOCKHOLDER'S EQUITY

Common stock, $1 par value, 1,500,000 shares authorized	
230,000 shares issued and outstanding	230,000
Additional paid in capital	335,360
Retained earnings (deficit)	(338,302)
TOTAL STOCKHOLDER'S EQUITY	227,058

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	585,375

Notes to Financial Statements
September 30, 2025

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Cape Securities, Inc. (the "Company") is a registered broker dealer organized under the laws of the state of North Carolina in 1985. The Company is a member of the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is brokerage of investment securities.

Cash & Cash Equivalents: For purposes of reporting the settlement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At September 30, 2025, the Company had an uninsured cash balance of approximately $62,295.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected S corporation status whereby the income or losses of the Company flow through to and are taxable to its stockholder.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Broker Dealer Segment Reporting: The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and investment advisory. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Commissions Receivable- Clearing, Mutual Fund Fees and Other: The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. The Company regularly reviews its commissions receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review, no allowance for credit losses is considered necessary.

Credit Losses: The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer).

Notes to Financial Statements
September 30, 2025

Revenue Recognition: Revenue from contracts with customers includes commission and concession income and private placement revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

Fixed annuities are recognized as revenue when the policy holder is approved by the insurance company.

The Company provides advisory services, consulting on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time when performance under the arrangement is completed, the closing of the transaction or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, whether revenue should be presented gross or net of certain costs, and whether constraints on variable consideration should be applied due to uncertain future events. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

The gain on investments is recognized in the current year that results from warrants received in a prior year from the Company's participation in the sale of a private placement. The gain was deferred due to the uncertainty of issues relating to the placement.

Interest income relates interest earned on customer accounts with the clearing broker. The Company recognizes the revenue monthly, which is when the Company believes its performance obligation has been contractually satisfied in all material respects.

Representative fees are collected to reimburse the Company for fees paid to regulatory agencies on behalf of the registered representatives.

Other Income

Other income represents a rebate received from a representative.

Notes to Financial Statements
September 30, 2025

<u>Date of Management's Review</u>: Subsequent events were evaluated through the date the financial statements were available to be issued. There are no events that would requires adjustments to or disclosure in the Company's financial statement.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2025, the Company had net capital of $155,213 which was $131,325 above its required net capital of $23,888 and the percentage of aggregate indebtedness to net capital was 231%.

NOTE C - RELATED PARTIES

The Company is party to an expense sharing arrangement whereby a related party, by common ownership, pays the majority of operating expenses including payroll which the Company reimburses. The Company leases office premises from a related party for monthly rent payments that were equal to a total of approximately $79,057 under an administrative services agreement.

Separately, the related party paid approximately $555,657 of payroll costs and approximately $175,614 of other costs incurred by the Company for which the related party was partially reimbursed by the Company pursuant to the administrative services agreement.

The due to related party at September 30, 2025 of $195,684 arises from an underpayment under the administrative services agreement with this entity.

The Company shares its errors and omissions insurance with other related entities pursuant to an informal arrangement. An affiliated Registered Investment Advisor pays all fees due under the policy for which it subsequently seeks reimbursement. The Company's allocated share of fees under this arrangement was equal to approximately $80,700 for the year ended September 30, 2025. The company also paid the related party $40,000 in service management fees toward tech services. There are no amounts due under this informal arrangement at September 30, 2025.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE D – FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

Credit Risk: The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE E – CLEARING BROKER & CLEARING AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities, which is refundable to the company should it discontinue its arrangement. Amounts receivable from its clearing organization consist of commissions receivable and funds on deposit in various accounts.

Notes to Financial Statements
September 30, 2025

Note F- Subsequent Event

The Company was the subject of a dispute with a former registered representative (claimant) which was arbitrated on December 30, 2025 and resulted in an award of $528,795 to the claimant and resulted in a deficiency in net capital at December 31, 2025 in the amount of $475,730. The Company has currently ceased operations other than liquidating positions for customers. The Company is appealing the decision and outside counsel represents there are strong arguments to overturn the decision.

Note G- Going Concern

As of September 30, 2025, certain conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued. As described above, the Company is currently not operating due to a net capital deficiency. This condition raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.